EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	December 31
	2008 (1)	2007 (1)	2006	2005	2004
	(Amounts in thousands)
Excluding Interest on Deposits
Income (loss) before income taxes from continuing operations	$(5,932,427)	$2,038,850	$1,991,621	$1,358,568	$1,120,221
Fixed charges excluding preferred stock dividends	1,061,014	1,077,456	696,060	514,635	366,574

Income (loss) for computation excluding interest on deposits	(4,871,413)	3,116,306	2,687,681	1,873,203	1,486,795

Interest expense excluding interest on deposits	996,364	1,012,414	660,649	485,029	346,024
One-third of rent expense	64,650	65,042	35,411	29,606	20,550
Preferred stock dividends	26,236	—	—	—	—

Fixed charges including preferred stock dividends	1,087,250	1,077,456	696,060	514,635	366,574

Ratio of earnings to fixed charges, excluding interest on deposits	(4.48)	2.89	3.86	3.64	4.06

Including Interest on Deposits
Income (loss) before income taxes from continuing operations	$(5,932,427)	$2,038,850	$1,991,621	$1,358,568	$1,120,221
Fixed charges excluding preferred stock dividends	2,785,084	3,741,339	2,376,227	1,519,362	863,201

Income (loss) for computation including interest on deposits	(3,147,343)	5,780,189	4,367,848	2,877,930	1,983,422

Interest expense including interest on deposits	2,720,434	3,676,297	2,340,816	1,489,756	842,651
One-third of rent expense	64,650	65,042	35,411	29,606	20,550
Preferred stock dividends	26,236	—	—	—	—

Fixed charges including preferred stock dividends	2,811,320	3,741,339	2,376,227	1,519,362	863,201

Ratio of earnings to fixed charges, including interest on deposits	(1.12)	1.54	1.84	1.89	2.30

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions for the year ended December 31, 2008 and 2007 of approximately $31 million and $82 million, respectively, was excluded.